EXHIBIT 99.1

Metinvest B.V.

Nassaulaan 2A

2514 JS

’S-Gravenhage

The Netherlands

(Registered under the laws of Netherlands under Registration Number 24321697)

Practice Statement Letter

25 May 2016

THIS LETTER CONCERNS MATTERS WHICH MAY AFFECT YOUR LEGAL RIGHTS AND ENTITLEMENTS AND YOU MAY THEREFORE WISH TO TAKE APPROPRIATE LEGAL ADVICE ON ITS CONTENTS.

Dear Sir/Madam

Proposed scheme of arrangement in relation to Metinvest B.V. (the Company) under Part 26 of the Companies Act 2006 (the Scheme)

PURPOSE OF THIS LETTER

1.	This Practice Statement Letter relates to the Scheme and is written pursuant to and in accordance with the procedure and guidance laid down by the High Court of Justice of England and Wales (the Court) in its Practice Statement issued on 15 April 2002 (the Practice Statement). The purpose of this letter is to inform you of:
(a)	the objective which the Scheme is designed to achieve;
(b)	the Company’s intention formally to propose the Scheme to its Noteholders (as defined below);
(c)	the Company’s intention to apply to the Court to seek an order convening a meeting of the Scheme Creditors (as defined below) of the Company for the purpose of considering and, if thought fit, approving the Scheme;
(d)	certain jurisdictional points as regards the Scheme; and
(e)	the composition of the meeting of Scheme Creditors that the Company proposes to convene for the purposes of voting on the Scheme.
2.	Terms not defined in this letter shall have the meaning given to them in the terms and conditions of the Notes (as defined below).

BACKGROUND

3.	The Scheme is substantially the same as the recent scheme of arrangement in respect of the Company that was sanctioned by the Court on 29 January 2016 (the First Moratorium Scheme). In order to maintain stability of the Group while the Company negotiated a restructuring proposal with, among others, the ad-hoc committee of Noteholders (the Noteholder Committee), the First Moratorium Scheme provides a moratorium on enforcement action by Noteholders in respect of certain declared events of default under their Notes until 27 May 2016 (unless certain agreed scheme termination events occur (which they have not)). A non-binding heads of terms for a restructuring of the Notes and the PXF Facilities (as defined below) (the Non-Binding Restructuring Heads of Terms) has now been agreed (see paragraph 18 below and Appendix 1). The purpose of this Scheme is to continue a moratorium on enforcement action by Noteholders in respect of the Notes until 30 September 2016 (subject to extension to 30 November 2016 at the latest, or early termination and in accordance with terms to be set out in the Scheme) in order to maintain stability of the Group during the period in which the parties agree the documentation for and implement the restructuring proposal set out in the Non-Binding Restructuring Heads of Terms.
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4.	The Company has issued the following series of Eurobonds with an aggregate outstanding principal amount of U.S.$1,166,911,529.60 as at 15 April 2016 (the Notes):
(a)	10.25 per cent. guaranteed notes due 2016 (of which U.S.$87,742,784.66 was outstanding as at 15 April 2016 after capitalisation of unpaid interest in accordance with the First Moratorium Scheme) (Regulation S Notes ISIN: XS0511379066, Common Code: 051137906; Rule 144A Notes ISIN: US591555AA54, CUSIP: 591555AA5) (the 2016 Notes);
(b)	10.50 per cent. guaranteed notes due 2017 (of which U.S.$297,976,373.04 was outstanding as at 15 April 2016 after capitalisation of unpaid interest in accordance with the First Moratorium Scheme) (Regulation S Notes ISIN: XS1145219652, Common Code: 114521965; Rule 144A Notes ISIN: US591555AC11, Common Code: 114752894, CUSIP: 591555 AC1) (the 2017 Notes); and
(c)	8.75 per cent. guaranteed notes due 2018 (of which U.S.$781,192,371.90 was outstanding as at 15 April 2016 after capitalisation of unpaid interest in accordance with the First Moratorium Scheme) (Regulation S Notes ISIN: XS0591549232; Rule 144A Notes ISIN: US591555AB38, CUSIP: 591555 AB3) (the 2018 Notes).
5.	The 2016 Notes fell due on 31 January 2016. The 2017 Notes are due and payable in four equal instalments falling due on 28 May 2016, 28 November 2016, 28 May 2017 and 28 November 2017. The 2018 Notes fall due on 14 February 2018. Under the First Moratorium Scheme, Noteholders are currently prevented from taking enforcement action in respect of certain declared events of default under their Notes (unless agreed scheme termination events occur (which they have not)), until 27 May 2016 (the First Moratorium). Following the non-payment of the principal amount of the 2016 Notes which fell due on 31 January 2016, a payment default is currently outstanding in respect of the 2016 Notes and corresponding cross defaults occurred under the 2017 Notes and the 2018 Notes. Pursuant to the terms of the First Moratorium Scheme, a proportion of interest due to the Noteholders in respect of the period of the First Moratorium has been or will be capitalised (the First Moratorium Scheme Capitalised Interest) and will become due and payable immediately on the expiry of the First Moratorium whereupon, when not paid, a payment default will occur in respect of non-payment of the First Moratorium Scheme Capitalised Interest. An additional payment default will occur following 28 May 2016 by virtue of non-payment of the instalment of principal on the 2017 Notes which falls due on that date.
6.	The Notes are unsecured obligations of the Company ranking pari passu as between themselves. The Notes are guaranteed on a joint and several basis by the same operating subsidiaries of the Company in respect of each series of Notes. The Notes also have the benefit of the Ilyich Notes Suretyships (as defined and discussed further in paragraph 14 below).
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7.	The Company is writing to you in your capacity as a holder (directly or indirectly) of any Notes or an interest in any Notes (a Noteholder and, together with all other holders of the Notes, the Noteholders) or, as the case may be, a Trustee. As a Noteholder or, as the case may be, a Trustee you are also a scheme creditor under the proposed Scheme (a Scheme Creditor), and this letter is also addressed to you in that capacity.
8.	This letter is being sent to Scheme Creditors via the Depository Trust Company, Euroclear and Clearstream, Luxembourg (the Clearing Systems). In addition, an electronic copy of this letter shall also be made available to all Scheme Creditors by Lucid Issuer Services Limited (in its capacity as information agent under the Scheme, the Information Agent) at www.lucid-is.com/metinvest (the Scheme Website) and will be generally available for inspection at the offices of the Information Agent at the address set out in paragraph 60 below.
9.	If you have assigned, sold or otherwise transferred your interest in the Notes or intend to do so in the future, you are requested to forward a copy of this letter to the person or persons to whom you have assigned, sold or otherwise transferred your interest in the Notes.

Reasons for the Scheme

10.	The Company and its subsidiaries (the Group) taken as a whole is the largest vertically integrated mining and steel business in Ukraine, operating assets in each stage of the production chain from iron ore mining and processing, coking coal mining and coke production, through to semi-finished and finished steel production, pipe and coil rolling and production of other value-added products. A significant part of the Group’s assets is located in Ukraine and has been affected by the ongoing significant civil disturbances and political instability since the end of 2013, as well as the ongoing military action in the country. These events have:
•	damaged and destroyed transport infrastructure, disrupting deliveries of raw materials and shipments of finished goods from some of the Group’s plants and resulted in the death of at least one worker as a result of shelling;
•	caused production volumes of steel, iron ore, coke and coal products to decline; and
•	affected economic activity and, as a result, domestic demand for steel and iron ore products.
11.	In addition, prices of steel products continued to decrease in 2014 and throughout 2015. The average benchmark price for hot-rolled coil (Metal Expert HRC CIS export FOB Black Sea) decreased by 35% year-on-year in the twelve months ended 31 December 2015. In early 2016 its price continued to decrease reaching the lowest level over the last 12 years at the beginning of February 2016. Furthermore, the prices of coal and iron ore have experienced both volatility and overall declines during this period from 2014 to February 2016. The benchmark iron ore price (Platts 62% Fe iron ore fines CFR China) dropped by 43% year-on-year in the twelve months ended 31 December 2015, reaching U.S.$38.50 per tonne on 15 December 2015, which is the lowest level over the last ten years. Since February 2016, steel, iron ore and coking coal prices have recovered to some extent but have remained volatile. The Company, in line with a number of other market participants, does not expect the recent recovery in prices to be sustainable in the medium term. Also, in 2015 the Ukrainian Government failed to pay VAT refunds due to certain members of the Group in a timely manner and imposed income tax pre-payment requirements.[1] Further, the Company has been unable to access the international capital and debt markets to refinance its existing debt. The Company does not expect any material and sustainable improvement in its overall liquidity before 2018.
12.	The Company has outstanding pre-export finance facilities (the PXF Facilities) with four syndicates of international commercial banks (the PXF Lenders) with an aggregate amount of approximately U.S.$1,083 million as at 15 April 2016 following the capitalisation of unpaid interest in accordance with the PXF Standstill Extension (as defined below). Various subsidiaries of the Company have granted bank account pledges and/or sales proceeds security assignments in respect of the PXF Facilities. Operating subsidiaries of the Group have also granted a suretyship in respect of each PXF Facility (see paragraph 14 below in relation to the suretyship granted by Private Joint Stock Company Ilyich Iron and Steel Works of Mariupol (Ukraine) (Ilyich I&SW)).

[1]	In 2016, VAT refunds have become more regular and income tax prepayment requirements are no longer imposed.
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13.	The Company has been unable to pay in full debt repayments under its PXF Facilities falling due since 10 February 2015. As a consequence, payment defaults under the PXF Facilities in a total amount of approximately U.S.$890 million have occurred. On 1 December 2015 the Company entered into a contractual standstill arrangement (the PXF Standstill) with certain PXF Lenders which provided for a forbearance on the taking of enforcement action or the initiation of insolvency proceedings by the PXF Lenders who signed the PXF Standstill until 29 January 2016. The effective date of the PXF Standstill occurred on 22 December 2015 and the PXF Standstill expired on 29 January 2016. On 2 March 2016 the Company entered into a contractual arrangement which, among other things, extended the standstill period under the PXF Standstill (unless agreed standstill termination events occur (which they have not)), until 27 May 2016 (the PXF Standstill Extension). The effective date of the PXF Standstill Extension occurred on 1 April 2016. As of 13 May 2016, PXF Lenders representing approximately 87% of all loans outstanding under the PXF Facilities have signed the PXF Standstill Extension.
14.	As of 1 April 2016, and in accordance with the terms of the First Moratorium Scheme and the PXF Standstill Extension, Ilyich I&SW, a subsidiary of the Company, has:
(a)	granted suretyships by way of deed poll in favour of the trustees of the 2016 Notes, the 2017 Notes and the 2018 Notes to guarantee the due payment of all sums expressed to be payable by the Company under the applicable series of Notes and the provisions of the applicable trust deed in so far as they relate to those Notes (the Ilyich Notes Suretyships); and
(b)	amended and restated suretyships it had previously granted in favour of the PXF Lenders to guarantee the liabilities of the Company under the PXF Facilities.
15.	Additionally, on 1 April 2016 the Company, Rainwell Limited and Eltrano Investments Limited entered into certain arrangements the effect of which will grant turnover subordination of the loans under the facility agreement between Rainwell Limited and the Company dated 3 April 2014 and the facility agreement between Eltrano Investments Limited and the Company dated 3 April 2014 (the Shareholder Loans) pro rata in respect of the aggregate principal (including capitalised or compounded interest, as the case may be) amounts outstanding under the Notes as at 15 February 2016 (the Notes Subordination Arrangements) and the PXF Facilities as at 15 February 2016 (the PXF Subordination Arrangements, and together with the Notes Subordination Arrangements, the Subordination Arrangements). Unless the turnover subordination becomes permanent in accordance with the terms of the Subordination Arrangements on or before 27 May 2016, the Subordination Arrangements will expire on 27 May 2016.
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16.	Historically, the Group has a record of strong earnings and low leverage. The table below sets out the Group’s consolidated EBITDA and leverage in each of its financial years from 2011 to 2015.

	2011	2012	2013	2014	2015
EBITDA[2] (U.S.$ billions)	U.S.$3.655 billion	U.S.$1.996 billion	U.S.$2.361 billion	U.S.$2.702 billion	U.S.$0.513 billion
Leverage[3]	1.1x	2.1x	1.8x	1.2x	5.7x

In addition, the operating cash flow before changes in working capital was negative U.S.$23 million for January 2016, positive U.S$15 million for February 2016 and positive U.S.$58 million for March 2016.4 The Company considers that this improvement in operating cash flow during this period is a result of the volatility referred to paragraph 11 above and it does not consider such improvement to be sustainable.

17.	The Company would normally expect to manage its financial indebtedness through a combination of earnings and refinancing through the international capital and debt markets. However, the Company is currently unable to raise capital in the international capital and debt markets due to the current situation in Ukraine. The Company therefore intends to implement a restructuring of the Notes and the PXF Facilities in anticipation that in due course the international capital and debt markets will reopen for Ukrainian based borrower groups and that iron and steel prices will recover.
18.	On 24 May 2016 the Company agreed the Non-Binding Restructuring Heads of Terms with the Noteholder Committee and a co-ordinating committee of PXF Lenders (the PXF Co-ordinating Committee). A copy of the Non-Binding Restructuring Heads of Terms is attached to this letter at Appendix 1.
19.	The Company anticipates that the restructuring of the Notes and the PXF Facilities contemplated by the Non-Binding Restructuring Heads of Terms will be implemented on or prior to 30 September 2016 and, in any event, by 30 November 2016 at the latest. In order to maintain the stability of the Group during the period during which the detailed terms of the restructuring are to be agreed and the restructuring is to be implemented the Company (i) will need a further moratorium on enforcement action in respect of the Notes until the implementation of the Restructuring, which the Company will be seeking through the Scheme; and (ii) has requested to extend the standstill arrangements currently in place in respect of the PXF Facilities.
20.	The Company intends (as a term of the Scheme and the extension to the PXF Standstill Extension) to continue to pay interest which accrues on the Notes and the PXF Facilities on the basis explained at paragraph 40 below.
21.	The Company is committed to working collaboratively with its creditors in order to document and implement the restructuring proposal contained in the Non-Binding Restructuring Heads of Terms.
22.	The Company considers that a stable platform during the period in which it agrees the documentation for and implements the restructuring proposal set out in the Non-Binding Restructuring Heads of Terms is critical to enable it to continue to operate normally insofar as this is currently possible in Ukraine and to have access to trade finance during this period.

[2]	Adjusted EBITDA, calculated as profits before income tax, financial income and costs, depreciation and amortization, impairment and devaluation of property, plant and equipment, foreign exchange gains and losses (starting from 1 January 2015), sponsorship and other charity payments, share of results of associates and other expenses that the management considers non-core plus share in EBITDA of joint ventures starting 2013.
[3]	Leverage is calculated as a ratio of total debt at the end of year to EBITDA for the relevant year.
[4]	All figures are preliminary and may differ from financial statements prepared in accordance with IFRS.
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23.	In particular, as part of its day to day operations the Group is reliant on trade finance facilities which are uncommitted. The Group’s access to trade finance facilities has fluctuated over the past three years. As at 31 December 2014, the Group had U.S.$416 million outstanding under its trade finance facilities, a decrease of U.S.$495 million from U.S.$911 million as at 31 December 2013. As at 31 December 2015, the Group had U.S.$228 million outstanding under its trade finance facilities, a decrease of U.S.$188 million from U.S.$416 million as at 31 December 2014. The decreases in the amount of trade finance available were mainly attributable to the fact that a number of trade finance banks withdrew their exposure limits on pre-production financing, Ukrainian territory risk financing and goods in port financing facilities, among other things.
24.	As at 10 May 2016, the Group had approximately U.S.$170 million outstanding under its trade finance facilities (including U.S.$95 million drawn by Metinvest International S.A., a subsidiary of the Company). This represents a decrease of U.S.$58 million from U.S.$228 million as at 31 December 2015, due to withdrawal of lines and decrease in limits or additional drawing restrictions imposed by the trade finance banks. Further withdrawals of such lines or decreases in limits cannot be ruled out, which represents a significant risk to the Group’s liquidity situation. The standstill arrangements between the Company and the PXF Lenders and/or the Noteholders under the PXF Standstill Extension, the First Moratorium Scheme, and/or the Scheme cannot, in the Company’s view, be extended to its providers of trade finance. However, the Company considers that if standstill and moratorium arrangements remain in place in respect of the PXF Facilities and the Notes respectively, this will improve the prospect for the Group of continuing to be able to access sufficient trade finance in order to maintain its operations during the period in which the restructuring proposal set out in the Non-Binding Restructuring Heads of Terms is documented and implemented.
25.	The Company considers that the absence of a stable financial platform during the period of documenting and implementing the restructuring proposal could prejudice the implementation of the restructuring proposal and therefore the ability of the Company and other members of the Group to survive as going concerns. Accordingly, the Company intends to propose a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 as further described in this practice statement letter.

JURISDICTION

26.	The Company, which is incorporated in the Netherlands, considers that it is liable to be wound up in England under the Insolvency Act 1986 as an unregistered company and is therefore subject to the jurisdiction of the English Court under Part 26 of the Companies Act 2006.
27.	The Company considers that the court has jurisdiction to sanction the Scheme and that the Company has a sufficient connection to England and Wales for the court to exercise its discretion to sanction the Scheme. In particular, the terms and conditions of the Notes are governed by English law and the Trust Deeds relating to the Notes are governed by English law. Furthermore, a number of Scheme Creditors are subject to the personal jurisdiction of the English court by virtue of having their registered office, central administration or principal place of business in the jurisdiction of the English Court. Further, the Regulation S Global Note Certificates representing the majority of the Notes are each registered in the name of The Bank of New York Depository (Nominees) Limited, an English registered company located and domiciled in England.
28.	The Company has also been advised by Dutch counsel that the Scheme would be recognised and given effect in the Netherlands and by Ukrainian counsel that the Scheme would be recognised and given effect in Ukraine.
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29.	At the First Moratorium Scheme convening hearing on 13 January 2016, Mrs Justice Proudman held that the English court had jurisdiction to convene the Scheme Meeting and to sanction the Scheme: see Re Metinvest BV [2016] EWHC 79 (Ch) at 35 - 36. In that context, Mrs Justice Proudman held that there was a sufficient connection with England: ibid. at 29.
30.	At the First Moratorium Scheme sanction hearing on 29 January 2016, Mrs Justice Asplin reached the same conclusions, holding that the English court had jurisdiction and that there was a sufficient connection: see Re Metinvest BV [2016] EWHC 372 (Ch) at 1 - 3.
31.	The Company considers that there have been no material changes in circumstances in the period since Mrs Justice Proudman and Mrs Justice Asplin considered these issues in the context of the First Moratorium Scheme. Consequently, the Company considers that the English court has jurisdiction to sanction the Scheme described in this letter.

THE SCHEME CONVENING HEARING

32.	The Company intends to apply to the Court for permission to convene the Scheme Meeting (as defined below) at a hearing (the Scheme Convening Hearing), currently scheduled for 8 June 2016 in the Companies Court, Royal Courts of Justice, Rolls Building, Fetter Lane, London EC4A 1NL. Scheme Creditors will be notified in advance of any change to the date of the Scheme Convening Hearing in writing and/or via an announcement on the Irish Stock Exchange.
33.	Scheme Creditors will be informed of the precise date on which the Scheme Convening Hearing will take place via the Clearing Systems (and this information will also be available from the Information Agent via the Scheme Website) as soon as it has been confirmed by the Court.

Who will be affected by the scheme?

34.	The Scheme will affect all Noteholders and the Trustees, who will be the Scheme Creditors. All Scheme Creditors (including those who do not vote in favour of the Scheme) will be bound by the terms of the Scheme, along with the Company.

the Objective of the Scheme

35.	The objective of the Scheme is to give the Company a stable platform while it agrees the documentation for and implements the restructuring proposal set out in the Non-Binding Restructuring Heads of Terms. Further details of the Scheme will be set out in the explanatory statement to be provided in connection with the Scheme, which will be made available to Scheme Creditors shortly after the Scheme Convening Hearing (provided that the Court gives its permission to convene the Scheme Meeting).
36.	The compromise and arrangement provided for under the Scheme will be as follows.
(a)	Each Scheme Creditor will agree not to and, in the case of a Scheme Creditor other than a Trustee, agree not to instruct any Trustee to (or agree not to vote in favour of a resolution of Noteholders to instruct the Trustee to):
(i)	institute any step, action or proceedings (including, without limitation, any step, action or proceedings of a kind referred to in Conditions 8(d), 8(e) or 8(g) of the 2016 Notes, Conditions 10(d), 10(e) or 10(g) of the 2017 Notes and Conditions 10(d), 10(e) or 10(g) of the 2018 Notes or any proceedings under the laws of any relevant jurisdiction which have an analogous effect) against the Company, the Guarantors, Ilyich I&SW or any of their Subsidiaries to enforce the terms of any Trust Deed, any Surety Agreement, any Ilyich Notes Suretyship, any Guarantees or any of the Notes; or
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(ii)	give written notice to the Company that any of the Notes are immediately due and payable or demand payment of any principal amounts under the Notes or any amount of interest which is not payable in accordance with the Scheme; or
(iii)	make a demand under the terms of any Guarantee, any Surety Agreement or under any Ilyich Notes Suretyship,

in each case until the occurrence of the Termination Date (as defined in paragraph (b) below).

(b)	The moratorium period under the Scheme will terminate on a termination date (the Termination Date) which shall occur on the earlier of:
(i)	30 September 2016, subject to extension to 30 November 2016 at the latest, or early termination in accordance with terms to be set out in the Scheme, in which case the Termination Date shall be the relevant date as determined in accordance with the Scheme;
(ii)	the date of the occurrence of an undeclared default (being any events of default other than events of default identified by the Company as declared defaults in the Scheme);
(iii)	the date of the occurrence of a breach of any undertaking set out in paragraph 40 below which is not remedied within the period, if any, specified therein;
(iv)	the date on which any principal amount of the PXF Facilities is paid to the PXF Lenders (except as a result of it becoming unlawful for any amount to remain outstanding to a PXF Lender) during the period commencing on the effective date of the Scheme to and including 30 November 2016 if no later than 10 days after such principal amount being paid the Company has not deposited in an English law governed trust account (the Principal Trust Account) an amount equal to such principal amount to be held on trust for the Noteholders in accordance with paragraph (c) below; and
(v)	the date on which the Company announces a restructuring proposal for the Notes that is not consistent with the Non-Binding Restructuring Heads of Terms (subject to any changes approved in writing by Noteholders holding at least 50.01% of the aggregate principal amount of the Notes, upon request of the Company).
(c)	The aggregate amount credited to the Principal Trust Account (net of any fees and charges) will be distributed to the Noteholders pro rata to the outstanding principal amounts (together with any interest accrued thereon to the date of such distribution) under each series of Notes as soon as practicable following the Termination Date.
(d)	Each Scheme Creditor agrees that the First Moratorium Scheme Capitalised Interest shall not be due and payable until the Termination Date or, if a restructuring contemplated by the Non-Binding Restructuring Heads of Terms is implemented and becomes effective, on the dates and in the manner set out in the definitive documentation in relation to such restructuring.
(e)	In consideration of the agreement by the Scheme Creditors referred to in paragraphs (a) to (d) above, the Company will, subject to paragraph (f) below:
(i)	pay to each Scheme Creditor a moratorium fee in an amount equal to U.S.$0.50 per U.S.$1,000 principal amount of the Notes held by such Scheme Creditor on a record date shortly prior to the date of the Scheme Meeting (as defined below) (currently expected to be on or around 28 June 2016), such payment to be made as soon as practicable after the date the Scheme becomes effective and in any event on or before the date falling 10 days after that date (the Initial Moratorium Fee);
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(ii)	pay to each Scheme Creditor certain additional moratorium fees in respect of extensions of the moratorium period on certain dates to be set out in the Scheme, the amount of such fees to be determined in accordance with the Scheme; and
(iii)	agree that any amount of accrued but unpaid interest to and including the Termination Date shall be capitalised and added to the principal amount of the relevant Notes on the relevant Determination Date (as defined below) and, accordingly, shall bear interest in accordance with the terms and conditions of such Notes, and, further, that the aggregate amount of such capitalised interest (together with interest accrued thereon) together with the First Moratorium Scheme Capitalised Interest shall be due and payable on the Termination Date or, if a restructuring contemplated by the Non-Binding Restructuring Heads of Terms is implemented and becomes effective, on the dates and in the manner set out in the definitive documentation in relation to such restructuring.
(f)	Fees referred to in paragraph (e)(ii) above shall only be payable if on the relevant payment date (i) the restructuring contemplated by the Non-Binding Restructuring Heads of Terms has not been implemented; and (ii) a Termination Date has not occurred.
37.	If and when a restructuring in accordance with the Non-Binding Restructuring Heads of Terms becomes effective, the restructuring fees payable to Noteholders under paragraph 12 of the Non-Binding Restructuring Heads of Terms shall be reduced in certain circumstances by reference to the fees payable to Noteholders referred to in paragraphs (e)(i) and (e)(ii) above, in accordance with annexe 4 of the Non-Binding Restructuring Heads of Terms.

Further Terms of the Scheme

38.	As at 28 May 2016 the Company will have outstanding indebtedness under the Notes and the PXF Facilities which will be immediately due and payable, but unpaid, of an aggregate amount of approximately U.S.$998 million.[5] If the Company and the Group are unable to maintain a stable platform during the period of documentation and implementation of the restructuring proposal it is likely that the Group will need to suspend part or all of its operations. In that event the Company considers it likely either that it would need to seek formal protective action from its creditors through the commencement of suspension of payments proceedings (surseance van betaling) in the Netherlands or that one or more of its creditors would commence bankruptcy proceedings.
39.	The Company considers that if it is unable to maintain a stable platform during the period of documentation and implementation of the restructuring proposal and if, as a result, it commences insolvency proceedings, the Company would not be able to repay its creditors (including the Scheme Creditors) in full and the quantum and timing of any distributions to its creditors is very uncertain. If the Company is successful in agreeing, documenting and implementing a consensual restructuring with its Noteholders and the PXF Lenders on the basis of the Non-Binding Heads of Terms the Company anticipates that it will be able to repay the full amount due to its creditors in accordance with the terms of the Non-Binding Restructuring Heads of Terms.

[5]	This figure is based on (i) the assumption that the average of unrestricted cash balances (as determined in good faith by the Company) as of the close of business on Friday of each of the four weeks immediately preceding 27 May 2016 does not exceed U.S.$180,000,000; (ii) the LIBOR rate as at 15 April 2016; and (iii) the assumption that neither the First Moratorium Scheme or the PXF Standstill Extension terminates prior to 27 May 2016.

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40.	The Scheme will include the following undertakings by the Company during the moratorium period, the breach of which, if not remedied within the specified period, if any, will result in the occurrence of the Termination Date:
(a)	the Company will procure that the Group will not make any payments in respect of capital expenditure in any calendar month in an aggregate amount greater than U.S.$70,000,000 (the Monthly Capex Amount) (provided that any part of any unspent Monthly Capex Amount may be carried forward and added to any future Monthly Capex Amount until utilised);
(b)	the Company will provide a monthly report, in a form agreed with the legal and financial advisers to the Noteholder Committee (a Monthly Report), within 60 days of the last day of the calendar month (the Delivery Date) to which the Monthly Report relates. Monthly Reports shall be delivered in respect of the month of March 2016 and the month of April 2016 and shall be published within 5 calendar days of the date the Scheme becomes effective if not published prior. The Company shall not be in breach of this undertaking if it has provided the relevant Monthly Report within 5 calendar days following the applicable Delivery Date;
(c)	the Company will not make, and will not permit any Subsidiary to make, any Restricted Payment or any payment of principal owing in respect of any Shareholder Loans;
(d)	(i)	subject to sub-paragraph (iii) below, the Company will pay to the Noteholders and the PXF Lenders (as applicable) an amount equal to 30% of accrued and unpaid interest (whether or not then due under the relevant terms and conditions of the Notes or the terms of the PXF Facilities) under the Notes and the PXF Facilities from and including 27 May 2016 up to but excluding the first Determination Date, and subsequently from the most recent Determination Date to but excluding the next Determination Date (such amounts being Cash Pay Interest Amounts). Determination Date shall mean each of the following:
(A)	30 June 2016;
(B)	31 July 2016 or, if an Early Termination Notice has been delivered and is effective, the Termination Date which has occurred as a result of such Early Termination Notice;
(C)	31 August 2016;
(D)	30 September 2016;
(E)	31 October 2016; and
(F)	30 November 2016,

provided that either (i) a Termination Date; or (ii) the implementation of the restructuring contemplated by the Non-Binding Restructuring Heads of Terms, has not occurred prior to the relevant Determination Date;

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(ii)	in addition to the Cash Pay Interest Amounts and subject to sub-paragraph (iii) below, the Company will pay an amount equal to the difference (if positive) between (x) the average of unrestricted cash balances (as determined in good faith by the Company) as of the close of business on Friday of each of the four weeks immediately preceding the relevant Determination Date and (y) U.S.$180,000,000, in respect of interest (other than Cash Pay Interest Amounts) accrued and unpaid under the Notes and the PXF Facilities (whether or not then due) up to but excluding the relevant Determination Date. Such amount shall be allocated and paid pro rata to the amounts of interest (other than Cash Pay Interest Amounts) accrued and unpaid (whether or not then due) under the Notes and the PXF Facilities (subject to rounding);
(iii)	the interest payable pursuant to sub-paragraphs (i) and (ii) above shall be due and payable on the date falling 5 Business Days following the Friday immediately prior to the occurrence of each Determination Date (the Settlement Date), provided that:
(A)	no Termination Date shall occur if the Company remedies any breach of its obligations under sub-paragraphs (i) and (ii) above within 10 calendar days of the relevant Settlement Date; and
(B)	if the relevant paying agents under the Notes (the Paying Agents) refuse or are unable to process all or part of the payments of due and/or accrued interest under the Notes referred to in sub-paragraphs (i) and (ii) above (such unpaid amount being the Relevant Interest Amount) as contemplated above, the Company will deposit in an English law governed trust account (the Interest Trust Account) an amount equal to the Relevant Interest Amount to be held on trust for the Noteholders within 10 calendar days of the relevant Settlement Date. Payment of the Relevant Interest Amount to the Interest Trust Account will discharge the payment obligations of the Company under sub-paragraphs (i) and (ii) above in respect of the Relevant Interest Amount. The aggregate amount credited to the Interest Trust Account (net of any fees and charges) will be distributed to the applicable Noteholders in accordance with their entitlements under sub-paragraphs (i) and (ii) above as soon as practicable following the earlier of (i) the date the Paying Agents confirm to the Company that they will process the applicable Relevant Interest Amount and (ii) the Termination Date;
(iv)	during the moratorium period, interest payments under the Notes shall be due solely on the relevant Settlement Dates and no interest shall be payable under the Notes on any other dates specified in the relevant terms and conditions of the Notes;
(e)	the Company will not make any payment in respect of interest owing under any of the PXF Facilities in amounts additional to those contemplated under paragraph (d) above, unless any such additional payment is made in respect of the Notes and the PXF Facilities pro rata to the amounts of interest then accrued and unpaid under the Notes and the PXF Facilities and on the Settlement Dates;
(f)	the Company will not make any payment in respect of interest owing under the Shareholder Loans;
(g)	the Company will pay all amounts of Cash Pay Interest (as defined under the First Moratorium Scheme) due under the First Moratorium Scheme (First Moratorium Cash Pay Interest) in accordance with the terms of the First Moratorium Scheme and any amount of First Moratorium Cash Pay Interest unpaid at the date the Scheme becomes effective shall be paid as soon as practicable following that date and, in any event, within 10 days of the that date; and
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(h)	the Company will:
(i)	on or before the effective date of the Scheme, procure that the lenders under the Shareholder Loans enter into an arrangement the effect of which will extend the turnover subordination under the Notes Subordination Arrangements until the Termination Date, such arrangement only to become effective on the date that any arrangement the effect of which extends the turnover subordination under the PXF Subordination Arrangements until the Termination Date (or until such other date specified in any such arrangement) becomes effective;
(ii)	not and will procure that no member of the Group will, during the moratorium period, enter into any suretyship, grant any security or provide other credit support or credit enhancement in favour of the PXF Lenders (in their capacities as lenders under the PXF Facilities) (excluding any replacement of any existing suretyship, security, other credit support or credit enhancement and any new suretyship, security, other credit support or credit enhancement, which will be provided solely for the benefit of the PXF Lenders pursuant to the implementation of the restructuring according to the Non-Binding Restructuring Heads of Terms) unless it (or the relevant member of the Group) enters into, grants or provides the same suretyship, security or other credit support or credit enhancement (as applicable), in each case in favour of the Trustee of the 2016 Notes, the Trustee of the 2017 Notes and the Trustee of the 2018 Notes such that the Noteholders and the PXF Lenders share the benefit of the subordination of the Shareholder Loans or suretyship, security or other credit support or credit enhancement, as the case may be, pro rata in respect of the aggregate principal amount outstanding under the Notes and the PXF Facilities.

41.	It shall be a condition to the effectiveness of the Scheme that an authorised signatory of the Company provides a certificate addressed to the Trustees confirming that the Company has not made any payments of principal or interest owing under the Shareholder Loans during the period commencing on 28 May 2016 to and including the date the Scheme is sanctioned by the Court.

THE SCHEME MEETING AND THE PROPOSED VOTING CLASS

42.	Under the provisions of Part 26 of the Companies Act 2006, the Scheme must be agreed by a majority in number, representing at least 75% in value, of each class of Scheme Creditors present and voting either in person or by proxy at the relevant class meeting ordered to be summoned by the Court. The Scheme must then be sanctioned by the Court at a subsequent court hearing and a copy of the order delivered to the Registrar of Companies before it can become effective.
43.	If the rights of creditors are so different or would be affected so differently by the Scheme as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes and a separate meeting must be held for each class of creditor.
44.	Under the terms of the Practice Statement it is the responsibility of the Company to formulate the class or classes of creditors for the purpose of convening meetings to consider and, if thought fit, approve the Scheme.
45.	The Company has considered the existing and prospective rights of the Scheme Creditors against the Company in the absence of the Scheme and the rights of the Scheme Creditors under the proposed Scheme. Having considered these rights, the Company has concluded that it is appropriate that the Scheme Creditors vote in a single class meeting.
46.	The Company has placed particular reliance on the matters set out below when reaching the conclusion that it is appropriate for the Scheme Creditors to vote in a single class meeting.
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The existing rights of the Scheme Creditors against the Company:

(a)	The Company considers that the existing rights of the Scheme Creditors against the Company are not so dissimilar as to make it impossible for them to consult together with a view to a common interest, in that:
(i)	If there is no scheme moratorium which is effective following 27 May 2016, the 2016 Notes (including the First Moratorium Scheme Capitalised Interest in respect of those Notes) and the First Moratorium Scheme Capitalised Interest in respect of the 2017 Notes and the 2018 Notes will be immediately due and payable (and an instalment of the 2017 Notes will become immediately due and payable on 28 May 2016) and the relevant Trustee will become entitled to take enforcement action in respect of the 2016 Notes, the First Moratorium Scheme Capitalised Interest in respect of the 2017 Notes and the 2018 Notes and the outstanding instalment of the 2017 Notes at its discretion or if instructed by the holders of at least one-fifth in principal amount of the respective Notes outstanding or so directed by an extraordinary resolution of the relevant Noteholders.
(ii)	On and from 28 May 2016, as a result of a non-payment of the 2016 Notes, non-payment of the First Moratorium Scheme Capitalised Interest in respect of the 2017 Notes and the 2018 Notes, non-payment of the outstanding instalment of the 2017 Notes and other outstanding events of default under the terms and conditions of the Notes, payment defaults and cross-defaults will have occurred under the terms of the Notes. Accordingly, if there is no scheme moratorium which is effective on and from 28 May 2016, the remaining outstanding instalments of the 2017 Notes and the 2018 Notes will become capable of acceleration by the relevant Trustee at its discretion or by the relevant Trustee if instructed by the holders of at least one-fifth in principal amount of the respective Notes outstanding or if directed by an extraordinary resolution of the relevant Noteholders. Upon acceleration, the remaining outstanding instalments of the 2017 Notes and the 2018 Notes will be immediately due and payable and the relevant Trustee will become entitled to take enforcement action in respect of the remaining outstanding instalments of the 2017 Notes and the 2018 Notes at its discretion or if instructed by the holders of at least one-fifth in principal amount of the respective Notes outstanding or so directed by an extraordinary resolution of the relevant Noteholders.

The rights of the Scheme Creditors in the event of the Company’s liquidation:

(b)	In the event of the insolvent liquidation of the Company, the rights of the Scheme Creditors in a liquidation scenario will also be sufficiently similar, since, as unsecured creditors of the Company guaranteed on a joint and several basis by the same operating subsidiaries of the Company in respect of each series of Notes and ranking pari passu between themselves and now also benefiting from the Ilyich Notes Suretyships, holders of the Notes will have materially the same rights against the Company in that scenario.

The rights of the Scheme Creditors under the Scheme:

(c)	The rights of the Scheme Creditors under the Scheme are not such as to prevent them from consulting together with a view to a common interest. This is because there is no differential treatment of the holders of the 2016 Notes, the 2017 Notes and the 2018 Notes under the Scheme. Rather, the Noteholders will all be treated in the same way under the Scheme. In particular, if the Scheme becomes effective, the suspension of rights of Noteholders until the occurrence of the Termination Date provided for under the Scheme will have a substantively similar effect on all of the Notes.
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47.	For these reasons, the Company considers that the rights of the Scheme Creditors are not so dissimilar as to make it impossible for them to consult together with a view to a common interest. Rather, the Company considers that the Scheme Creditors are able to consult together, irrespective of the fact that some Scheme Creditors may hold different series of Notes.
48.	At the First Moratorium Scheme convening hearing on 13 January 2016, Mrs Justice Proudman held that the Scheme Creditors should vote on the First Moratorium Scheme as a single class, since their rights were not so dissimilar as to make it impossible for them to consult together: see Re Metinvest BV [2016] EWHC 79 (Ch) at 19 - 22. In that context, Mrs Justice Proudman reviewed the evidence in respect of the Company’s financial position and held that the insolvency of the Company was the appropriate comparator for the purposes of the class analysis: ibid., at 23.
49.	At the First Moratorium Scheme sanction hearing on 29 January 2016, Mrs Justice Asplin saw no reason to disagree with these conclusions: see Re Metinvest BV [2016] EWHC 372 (Ch) at 4 - 5.
50.	The Company believes that, in the period since Mrs Justice Proudman and Mrs Justice Asplin considered these issues in the context of the First Moratorium Scheme, there have been no material changes in the relevant circumstances (including the financial position of the Company in the absence of the Scheme and the rights of the Scheme Creditors).
51.	The Company also considers that, since the terms of the Scheme described in this letter are substantially the same as the terms of the First Moratorium Scheme, the conclusions on the class analysis reached by Mrs Justice Proudman and Mrs Justice Asplin in respect of the First Moratorium Scheme are equally applicable to the Scheme described in this letter.
52.	Accordingly, it is proposed that a single meeting of the Scheme Creditors is convened for the purposes of considering and, if the Scheme Creditors think fit, approving the Scheme (the Scheme Meeting).

SCHEME CREDITOR ISSUES

53.	If you disagree with the Company’s proposals regarding the convening of the Scheme Meeting outlined above (including the proposed composition of the voting class) or wish to raise any other issue in relation to the constitution of the Scheme Meetings or any other matters that otherwise affect the conduct of the Scheme Meetings, you should write to Allen & Overy LLP as soon as practicable using the contact details below, in advance of the Scheme Convening Hearing, setting out your concerns. In addition, you may attend before the Court at the Scheme Convening Hearing and make any representations you wish on that subject.
54.	Please note that if the Scheme is approved at the Scheme Meeting, it will still be possible for Scheme Creditors to raise objections on the question of class (as well as other matters) at a subsequent court hearing to sanction the Scheme which is anticipated to be held on 30 June 2016. However, in that event, the Court is likely to expect Scheme Creditors to show good reason why they did not object to the constitution of the classes of Scheme Creditors at an earlier stage.

SCHEME website

55.	The Information Agent has set up the Scheme Website (www.lucid-is.com/metinvest) to disseminate information about the Scheme and to facilitate the implementation of the Scheme. Scheme Creditors may download documents relating to the Scheme from the Scheme Website.
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NEXT STEPS

56.	As noted above, the Company anticipates that the Scheme Convening Hearing will take place on 8 June 2016. Scheme Creditors will be notified in advance if there is a change to the proposed date. Shortly following the Scheme Convening Hearing, Scheme Creditors will be provided with certain documents in connection with the Scheme. The documents will be comprised of:
(a)	a copy of the scheme of arrangement;
(b)	the explanatory statement required to be provided pursuant to section 897 of the Companies Act 2006 (which will include a notice setting out the relevant details for the Scheme Meeting); and
(c)	the forms of proxy for voting or instructions in relation to electronic voting (as applicable) at the Scheme Meetings.
57.	The documentation in relation to the Scheme referred to in paragraph 56 will also be made available by the Information Agent to the Scheme Creditors via the Scheme Website.
58.	Based on the current timetable, the documents listed in paragraph 56 above will be uploaded to the Scheme Website and will be circulated to Scheme Creditors via the Clearing Systems on or around 8 June 2016.
59.	Assuming that the Court orders that the Scheme Meeting be convened by the Company, the proposed date on which the Scheme Meeting will be held is 28 June 2016.

Contact Details and Further Information

60.	If you have any questions in relation to this letter or the Scheme, please contact the Information Agent and/or the Company’s solicitors, Allen & Overy LLP, using the contact details below:
Lucid Issuer Services Limited as the Information Agent
Tankerton Works
12 Argyle Walk
London WC1H 8HA
Email:	metinvest@lucid-is.com
Phone:	+44 (0) 207 704 0880
Fax:	+44 203 004 1590
Attention of:	Sunjeeve Patel / Thomas Choquet

Allen & Overy LLP as the Company’s solicitors
One Bishops Square
London
E1 6AD
Phone:	+44 (0) 203 088 0000
Email:	sirene@allenovery.com
Attention:	Rupert Cheetham / Hannah Valintine

Yours faithfully

/s/ John Willekes MacDonald

ITPS (Netherlands) B.V.
represented by Mr John Willekes MacDonald

Authorised Signatory of the Company

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Appendix 1

NON BINDING RESTRUCTURING HEADS OF TERMS

This does not constitute an offer to sell or the solicitation of an offer to buy securities of
Metinvest B.V. or any other person.

KEY TERMS:

1.	Note Maturity:	Existing US$85.5m 10.25% 2016 Notes, US$289.6m 10.50% 2017 Notes and US$750m 2018 Notes to be re-profiled at par into a new single US$1,125.1m Note, with a final maturity of 31 December 2021 (the “Notes”).

2.	Note Amortisation:	Via cash sweep (see “Cash Sweep / Waterfall” section for greater detail) and a payment of residual balances at final maturity.

3.	Note Coupon:	Payable quarterly from restructuring close until 31 December 2018 (“Period 1”), as follows:

(a) A minimum of 2.793% p.a. is to be paid in cash in all circumstances

(b) Pay-if-you-can (“PIYC”) of up to 6.5795% p.a. payable through the cash sweep (and, to the extent not paid in cash, added to the principal amount of the Notes)

(c) Any previously PIK-ed interest accrued during Period 1, payable through the cash sweep

(d) “Catch-up” interest equal to 1.5025% p.a., payable through cash sweep (which amount, if not paid with respect to the relevant quarter, will not be added to the principal amount of the Notes and will not be deemed to be accrued and unpaid interest due)

(e) See “Cash Sweep / Waterfall” section for additional detail

From 1 January 2019 onwards (“Period 2”), full cash pay of the New Note Coupon in all circumstances.

The “New Note Coupon” shall be 10.875%.

MFN clause (including pricing) to regulate relationship between the Notes and the PXF Facility going forward.

4.	PXF Maturities / Amortisation	Existing PXF facilities of US$1,070.7m to be re-profiled at par into a single US$1,070.7m Facility, with a final maturity of 30 June 2021 (the “PXF Facility”).

During Period 1 the PXF Facility may receive quarterly principal repayments through the Waterfall mechanism equal to the difference between the New Note Coupon and the all-in coupon of L+4.16% p.a. (Libor floor at 1.00%) (“Normalisation Payments”), and additional payments received via Waterfall mechanism (see Cash Sweep / Waterfall).

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During Period 2 the PXF will receive fixed quarterly principal repayments of the difference between the Notes and the PXF’s interest payments in that period (i.e. the New Note Coupon minus L+4.16% p.a.(Libor floor at 1.00%)), plus fixed principal amortisation in relation to the balance of unpaid PXF PIKed interest at end of Period 1, plus minimum quarterly PXF amortization (amounts as per Annexe 1). It is understood that all will be preserving a WAL difference of approximately 1.25 years between the current PXF and Notes on a contractual basis.

Additional payments received via Waterfall mechanism (see “Cash Sweep / Waterfall”), and a payment of any residual balance at maturity.

5.	PXF Margin / Terms	For Period 1, L+4.16% p.a. (Libor floor at 1.00%), i.e. minimum 5.16% p.a. all in, of which:

(a) A minimum of 30% is to be paid in cash in all circumstances, payable monthly

(b) PIYC of up to 70% of remaining interest, payable through cash sweep (and, to the extent not paid in cash, added to the principal amount of the PXF Facility)

(c) Any previously PIK-ed interest accrued during Period 1, payable through the cash sweep

(d) See “Cash Sweep / Waterfall” section for additional detail

During Period 2, full cash pay of L+4.16% p.a. (Libor floor at 1.00%) in all circumstances.

MFN clause (including pricing) to regulate relationship between Notes and PXF going forward.

6.	Cash Sweep / Waterfall	Quarterly cash sweep for Notes and PXF above a minimum cash balance (excluding cash in UCC) of $180m (based on average unrestricted cash balances (and, to the extent that restricted cash balances exceed $75m, restricted cash balances) and cash equivalents and subject to independent monitoring and verification to be agreed). If Metinvest identifies any capex project in relation to which it wishes to allocate cash on a restricted basis then any such allocation (and resulting increase of restricted cash balances for the purpose of the cash sweep) shall be subject to consent from the requisite majority under the PXF Facility (provided that any fees paid to the PXF Lenders in connection with such consent shall be also paid to the Noteholders on a pro rata basis).

Waterfall as follows:
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Contractual	Prior to 31 Dec 2018 (Period 1)	From 1 January 2019 (Period 2)

	Approx. 30% cash-pay of coupon/ 30% cash-pay of interest	100% cash-pay of coupon/interest (the New Note Coupon / L+4.16% p.a. (Libor floor at 1.00%) for Notes / PXF Facility respectively); plus

PXF amortization as detailed in paragraph 4 above.

If cash is available above the notional floor	Level 1: Remaining approx. 70% of the coupon/70% of interest balance in that period, pro rata, based on outstanding interest amounts due and payable in that period; then	Level 1: Cash sweep for Notes and PXF pro rata based on debt balances outstanding (excluding PIKed balances)

Level 2: Any approx. 70% coupon/70% of interest from prior periods pro rata, based on total outstanding accrued interest amounts; then

Level 3: Notes: “Catch-up” interest equal to 1.5025%) as interest; PXF: max (the New Note Coupon less L+4.16 with Libor floor at 1%) amortization, pro rata (based on outstanding amounts accrued in that period); then

Level 4: Principal balances pro-rata on the debt balances outstanding

7.	Prepayments of Notes and PXF Facility	Prepayments/redemption permitted without consent and penalties at par provided that made and applied in accordance with the “Cash Sweep / Waterfall” section. Bond buy-backs not permitted, except at par and provided PXF is also repaid at the same time and in accordance with the “Cash Sweep / Waterfall” section. Customary mandatory prepayment provisions to be agreed and included in final documentation.

8.	Other Cash Sweep Conditions	During Period 1:

Capex to be capped on an annual basis as set out in Annexe 3 (“Permitted Capex Level”) minus $100mn (“Agreed Capex Level”).

If as of 31 December of a year during Period 1, 100% of interest for that year has been paid (including any “catch-up” interest if payable as per paragraph 3(d)), the capex of the following year can be increased by $100m versus the Agreed Capex Level, i.e. returned to the Permitted Capex Level.

During Period 2:

Capex to be capped on an annual basis as per the Permitted Capex Level provided that, if Period 2 interest on the PXF Facility or the Notes is not being kept current, it shall instead be capped at the Agreed Capex Level.

All working capital payments to related parties must be on arms’ length normal commercial terms

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9.	Fixed principal repayments of PXF	As per the schedule set out in Annexe 1.

10.	Dividends	Dividends to be permitted in the maximum amounts of (1) up to $300m p.a. and (2) if more than $75m swept within a quarter then any surplus thereafter, split 1.5:1.0, creditors/equity (with the creditor portion being applied in line with “Cash Sweep / Waterfall”), in each case subject to the following conditions at the time of payment:

		(a)	the aggregate principal amount outstanding under the restructured Notes and the PXF Facility is no more than 45% of the aggregate principal amount of the Notes and PXFs outstanding as at the time the restructuring is implemented;

		(b)	Net debt/EBITDA is below 1.5x for four consecutive historic quarters prior to, and pro-forma for, any dividend payment; and

		(c)	No default is outstanding or would result from such payment.

Once 100% of the outstanding restructured Notes and PXF Facility have been repaid, restrictions fall away.

11.	Permitted Debt / Permitted Liens	(a)	Uncommitted Trade Finance in ordinary course of business secured by current assets at arm’s length and on prevailing market terms

		(b)	Other Secured Finance: maximum $50m at any time outstanding on arm’s length terms and secured by fixed charges/pledges over assets/retention of title (other than assets owned by a member of the Collateral Group and excluding shares) and provided that the fair market value[6] of the assets pledged for any single financing does not exceeding 200% of the amount of the principal amount of such financing.

		(c)	Equipment/vendor financing/ECA financing7 /financial leasing for purchase of new equipment on market terms (subject to capex limitations to be agreed) and provided that (i) the collateral is limited to a fixed charge/pledge over/retention of title in respect of the acquired equipment and (ii) the aggregate amount of such financings does not exceed $175m at any time outstanding. Any unused amounts under basket (b) is permitted to increase this basket under (c).

		(d)	Hedging / FX transactions (pledge of deposit/cash cover) incl. guarantee/pledge for 3rd party in each case in the ordinary course provided the amount outstanding does not at any time exceed $50m.

[6]	Fair market value, above a certain threshold to be agreed, to be subject to confirmation by one of the “big 4” audit firms or other independent financial advisor of international standing, subject to thresholds to be agreed and set out in definitive documentation.
[7]	Flexibility for guarantees/sureties for ECA financings to be agreed in final documentation.
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(e) Any debt the proceeds of which are immediately applied to prepay/redeem the PXF Facility and the Notes in full.

(f) Financing by shareholders or affiliates to be permitted in unlimited amounts on unsecured basis and provided fully and unconditionally subordinated until restructured Notes and PXF Facility have been repaid in full (for the avoidance of doubt all financing provided by shareholders and affiliates shall be provided in accordance with this paragraph (f) and not under any of the preceding paragraphs).

(g) Otherwise with consent (consent mechanism and voting thresholds to be set out in definitive documentation).

12.	Consent Fee	0.75% restructuring fee for all creditors payable on the effective date of the restructuring. Additional 0.75% early bird fee for all consenting creditors who consent by predetermined early bird fee deadline payable one month after the effective date of the restructuring. In the case of the Notes, fees shall be paid to the holders as of the record date established for purposes of voting in connection with the scheme, and the timing of payments remains subject to confirmation as to payment logistics with relevant paying agents and clearing systems, but in any case payments shall not be made earlier than the effective date of the restructuring and no earlier than the date on which the fees are paid to the PXF Lenders.

In the event that extensions to the PXF standstill and the moratorium scheme for the notes are agreed, certain of the fees payable to the PXF lenders and the noteholders in connection with such extensions will be off-set against the restructuring fees, as set out in Annexe 4.

13.	Covenant Package	Both PXF and Note covenant package to be tightened and the PXF Facility and the Notes in addition to include mandatory prepayment (in the case of the PXF Facility) / buyback offer (in the case of the Notes) upon change of control of Metinvest B.V.; details to be set out in definitive documentation.

14.	Security structure	PXF: Maintain existing PXF borrowing/surety/security recourse rights (including without limitation and for the avoidance of doubt an uncapped suretyship from Ilyich) (“Existing PXF Recourse”) plus enhanced PXF security structure by way of an assignment of rights by MISA under offtake contracts (notified to offtakers and with all payments to be made into pledged PXF collection accounts) and assignment of (A) Azovstal’s, Yenakiieve’s, Ilyich’s, InGok’s or SevGok’s (as applicable) on the one hand and (B) MISA’s on the other hand respective rights under relevant export contracts or commission agreements between those parties. For the avoidance of doubt, MISA will not be required to grant a guarantee.

Notes: Maintain existing Notes borrowing/surety/security recourse rights (i.e. Azovstal, Yenakiive Steel, Ingulets GOK, Ilyich (for the avoidance of doubt uncapped), Northern GOK, Central GOK, Avdiivka Coke, Khartsyzk Pipe and Metalen) (“Existing Notes Recourse”).

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New shared PXFs and Notes recourse rights: Details to be finalised but always so as to maintain existing respective priorities resulting from Existing PXF Recourse and Existing Notes Recourse, and on a pari passu basis with respect to new shared recourse rights. To comprise:

(i)	the creation of a new intermediate Dutch holdco to be established by Metinvest BV (“Intermediate Dutch Holdco”) which shall own 100% of the share capital of InGOK and Ilyich owned by the Metinvest group of companies and 50% plus 1 share of Central GOK (Intermediate Dutch Holdco and its subsidiaries together comprising the “Collateral Group”);

(ii)	guarantee in favour of the holders of the Notes and the PXF Lenders from Intermediate Dutch Holdco[8];

(iii)	share pledge over 100% of shares of Intermediate Dutch Holdco and security over all intercompany and related party debt owed by Intermediate Dutch Holdco which shall be enforceable upon the occurrence of any Share Pledge Enforcement Default (as defined in Annexe 2). The share pledge over Intermediate Dutch Holdco will be released if:

	a.	100% of Period 1 interest including any PIK interest has been paid in full (including any “catch-up” interest if payable as per paragraph 3(d))[9]; and

	b.	at least US$250m has been repaid in respect of the aggregate amount of the principal outstanding under the restructured Notes and the PXF Facility; and

	c.	none of the events of default which would permit enforcement of the share pledge over Intermediate Dutch Holdco has occurred and is continuing;

(iv)	Intermediate Dutch Holdco may be unwound (with all of the shares it owns to be transferred back to Metinvest B.V) if:

	a.	100% of Period 1 interest including any PIK interest has been paid in full (including any “catch-up” interest if payable as per paragraph 3(d));

	b.	at least US$600m has been repaid in respect of the aggregate amount of the principal outstanding under the restructured Notes and the PXF Facility; and

	c.	none of the events of default which would permit enforcement of the share pledge over Intermediate Dutch Holdco has occurred and is continuing;

[8]	Intermediate Dutch Holdco guarantee will be automatically released on any unwind of Intermediate Dutch Holdco in accordance with paragraph (iv) below.
[9]	Solely for the purposes of the Intermediate Dutch Holdco pledge release and the unwind of the Intermediate Dutch Holdco, every US$ paid to the PXF lenders and the noteholders in Period 2 over and above interest due in Period 2 in the relevant quarter shall be deemed (without double counting) to discharge any Period 1 PIK-ed interest and thereafter principal under the PXF Facility and the Notes (all without prejudice to the actual operation of the cash waterfall in accordance with the other provisions of these joint terms).

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(v) share pledges over 50% plus 1 share of each of InGOK, Ilyich and Central GOK and security over all intercompany and related party debt owed by such companies which shall be enforceable upon the occurrence of any non-payment Event of Default (whether as a result of acceleration or otherwise) that is continuing. The share pledges over InGOK, Ilyich and Central GOK will be released once Metinvest BV becomes entitled to pay dividends (see section 10 “Dividends” above) provided that none of the events of default which would permit enforcement of the share pledges over Ilyich, InGOK or Central GOK has occurred and is continuing;

(vi) pledges of equipment (to be specified) from InGOK, Ilyich and (subject to an intercreditor discussion as regards sharing arrangements) Central GOK; and

(vii) offshore debt service account pledges.

In the event that Intermediate Dutch Holdco is unwound prior to any release of the share pledges over Ilyich, InGOK and Central GOK the Group will take all such steps as may be necessary to ensure that the shares in Ilyich, InGOK and Central GOK are re-transferred to Metinvest B.V. subject to the security constituted by such share pledges (or, if it is not legally possible to re-transfer such shares subject to that security, the Group will take all such steps as may be necessary to re-create such security) and that any and all perfection steps as may be required in relation to the maintenance or, as applicable, re-creation and continuing validity of such share pledges are taken.

Protections to be included so as to ensure that assets (including licences) are not moved out from under Intermediate Dutch HoldCo or its subsidiary companies.

Subject to necessary carve outs to be agreed, cash accounts to be held with the agreed common Security Agent or otherwise pledged for the benefit of PXF and Notes (carve-outs necessary for PXF, Trade Finance and operations to be set out in definitive documentation, on a basis similar to PXF Standstill Agreement/Notes moratorium Scheme).

Final documentation will contain restrictions to be agreed on the holding of Group cash with banks affiliated with the Group and/or the shareholders.

Strict negative pledge on all unencumbered assets of the Group including in particular (but without limitation) companies already providing credit support pursuant to Existing PXF Recourse and Existing Notes Recourse subject to carve-outs under Permitted Liens as per section 11 (Permitted Debt/ Permitted Liens) above.

Limitation on the granting of new suretyships and guarantees to be set out in definitive documentation.

Existing PXF Recourse and Existing Notes Recourse shall constitute senior and unsubordinated obligations of the relevant obligor.

LMA based intercreditor agreement.

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15.	Shareholder Liabilities	Liabilities owed to the former owners of Ilyich to be paid entirely by shareholder.

All present and future liabilities owed to shareholders and their affiliates (including without limitation any new money) to be lent only to Metinvest B.V. (and not to any of its subsidiaries) and to be fully and unconditionally subordinated until restructured Notes and PXF Facility have been repaid in full. Once 100% of the outstanding restructured Notes and PXF Facility have been repaid (but not in any other circumstance), subordination falls away.

16.	UCC Seller Notes[10]	UCC Seller Notes to mature no sooner than the New Notes or New PXF Facility. Any payments under the UCC Seller Notes to be fully serviced from the cash-flows of UCC (reflecting a “lock-box” principle), subject to the following:

		(i)	Metinvest B.V. shall only be permitted to contribute cash to UCC to the extent required to collateralize or fund UCC’s reclamation obligations or workers compensation claims, the aggregate amount of such additional contributions not to exceed $45 million[11] less any amount of the existing UCC borrowing base facility which has been extended, to the extent that such extended facility is not required to be cash collateralised;

		(ii)	The permitted form(s) of cash contribution from Metinvest B.V. or any of its subsidiaries to UCC to be agreed in the definitive documentation;

		(iii)	No payments (principal, interest or otherwise) on the Seller Notes shall be permitted from the cash contributed by Metinvest B.V. or any of its subsidiaries to UCC starting from the effective date of the restructuring, with a mechanism to be developed in final documentation to ensure that this is the case and that any cash contributions by Metinvest B.V. are, directly or indirectly, exclusively used for operational requirements of UCC and/or cash collateralisation requirements in line with (i) above; and

		(iv)	Any unrestricted cash balance at UCC above $15 million (after payments on Seller Notes, if then permitted) to be swept to Metinvest B.V. on a quarterly basis.

[10]	UCC-related provisions remain subject to further financial diligence of UCC by the PXF Lenders, their advisers, and advisers to the Ad Hoc Committee of bondholders.
[11]	The aggregate amount of UCC’s potential reclamation obligations or workers compensation claims is expected to be up to but not more than $59.6 million. Any UCC requirements for collateral or funding of such obligations in excess of the $45 million basket to be funded from existing cash at UCC (including amounts pledged with the reclamation bond insurers or with the agent under existing UCC borrowing base facility, but excluding any contributions from Metinvest B.V.).

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17.	Corporate Governance/ Monitoring	Board observer for financial creditors at InGOK, Ilyich and Central GOK but not at the Metinvest BV level. The mandate for, and disclosure rights of, the board observer will be agreed in the definitive documentation.

As part of information undertakings, the creditors will have a right to ask in writing reasonable questions to the Metinvest BV Board in reasonable frequency and in a consolidated form. The Board’s answers thereon will be provided to the creditors subject to a confidentiality undertaking, but will not be published.

Ongoing arrangement for independent monitoring and cash sweep verification.

Provision of information/monitoring (including, without limitation quarterly financials).

Reporting requirements

		1.	Until end of 2018 – monthly in line with the current Standstill/Moratorium, subject to no forward looking information (save for budgets, which must always be delivered / details to be defined in final documentation) to be provided to the PXF lenders once liquidity becomes less constrained (to be defined in final documentation but to include cash payment of 100% of accrued interest and such other liquidity tests as may be agreed). For the avoidance of doubt, no forward looking information will be required to be provided to holders of the Notes under this reporting requirement

		2.	From 2019 onwards – quarterly in line with the Standstill/Moratorium in each case, supplemented with disclosure of capex during the period and restricted and unrestricted cash position as at the applicable determination date and the resulting cash sweep amounts, if any, together with (until further notice and to the PXF lenders) cash flow statements.

18.	Implementation	Single class scheme of Notes.

Single amendment agreement for PXF.

Governing law: English law.

19.	Other	ECA Facility to be maintained on current terms.

Fees of legal and financial advisers to the PXF Coordinating Committee and Noteholder Ad Hoc Committee to be paid at closing of the restructuring or otherwise in accordance with the existing engagement letters.

20.	Group	For the purposes of these Heads of Terms “Group” means at any time Metinvest B.V. and all of its subsidiaries. “Subsidiary” shall have the meaning consistent with the terms and conditions of the 2017 Notes.
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ANNEXE 1
PRINCIPAL REPAYMENTS

PXF Amortisation Schedule (Period 2):

A) Maximum Normalisation Payments

US$ million	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Normalisation Payments	16.8	16.1	15.4	14.2	12.8	11.7	10.6	9.0	7.3	5.8

Note: The table above is subject to: (i) the outstanding principal amount of PXF debt, and (ii) the actual LIBOR, as at each calculation date in Period 2.

B) Fixed Principal Repayments (pre-reduction)

US$ million	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Fixed Principal Repayments	45.3	45.3	70.3	70.3	70.3	70.3	100.3	100.3	100.3	100.3

Any repayment of the principal balance of the PXF Facility under Level 4 during Period 1 of the cash sweep in paragraph 6 above will be applied (on a $ for $ basis) as follows:

1.	the first $50m, to be applied in reduction of each of the Period 2 fixed amortisation payments under (B) above (but not, for the avoidance of doubt, normalisation payments under (A) above) for the PXF Facility pro rata to the amount of each such amortisation payment; and

2.	any additional amounts, to be applied in reduction of each of the Period 2 fixed amortisation payments for the PXF Facility (but not, for the avoidance of doubt, normalisation payments under (A) above) in chronological order.

For the avoidance of doubt any repayment of the principal balance of the Notes under Level 4 during Period 1 of the cash sweep in paragraph 6 above will be applied to reduce principal repayable in respect of the Notes at final maturity on 31 December 2021.

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ANNEXE 2
SHARE PLEDGE ENFORCEMENT DEFAULTS

If any of these circumstances arise (a “Share Pledge Enforcement Default”) then the Security Agent will be entitled to enforce the share pledge over the Intermediate Dutch Holdco12:

1.	the occurrence of any payment default in respect of a payment of principal, interest or cash sweep amounts, unless remedied within 10 Business Days[13], excluding, for the avoidance of doubt, following any acceleration[14] of the PXF Facility or the restructured Notes save where such acceleration occurs as a result of such payment default or an event of default related to the occurrence of any of the following:
(a)	any member of the Group takes any action or omits to take any action (acting reasonably and in good faith in the circumstances and to the extent within its reasonable control) where that action or omission would undermine the legality, enforceability or priority of any of the sureties granted by Ukrainian entities or any of the security referred to in paragraph 14 (iii) above;
(b)	disposal or other distribution of a material part of the assets of the Group and/or the Collateral Group as a whole[15] (including cash), except to the extent that such occurs as a result of circumstances outside the control of the Group; or
(c)	breach of certain terms of the new subordination agreement relating to financings by shareholders and their affiliates[16] to be entered into in relation to the restructuring[17] or a breach of certain terms of the security documents in relation to the security referred to in paragraph 14 (iii) above (in each case to be agreed subject to any appropriate materiality thresholds and to be specified in more detail in final documentation), except to the extent that such occurs as a result of circumstances outside the control of the Group or the shareholders; or
2.	in respect of (a) Metinvest BV, (b) any entity within the Collateral Group or (c) any other Group entities representing in total more than one-third of the Group’s preceding twelve months’ consolidated EBITDA:
(a)	the making of an order for bankruptcy or insolvency proceedings[18] (excluding for the avoidance of doubt any filings, petitions or other preliminary steps or preliminary orders in respect of such proceedings) against the relevant entity or entities, save for (i) any such orders which the relevant entity is contesting in good faith and which are discharged within a period to be agreed and (ii) any such orders resulting from proceedings which are commenced by any of the PXF Lenders, the Note trustee or the holders of the Notes following acceleration of the PXF Facility or the Notes in circumstances where at the time of such acceleration none of the events described in paragraph 1 above has occurred; or
(b)	the relevant entity or entities commence or consent to the commencement of bankruptcy or insolvency proceedings on a voluntary basis; or
3.	final, non-appealable and enforceable court decisions against Group entities representing a loss to the Group of in total more than one-third of the Group’s preceding twelve months’ consolidated EBITDA.

[12]	Applicable grace periods for events of default to be agreed in final documentation.
[13]	We note that this grace period will apply solely to commencement of enforcement of the share pledge over Intermediate Dutch Holdco and not the occurrence of the underlying Event of Default under the PXF Facility.
[14]	Acceleration to be defined to include acceleration of the Notes and any action taken by the PXF finance parties under the equivalent of clause 23.25(a)-(c) (Acceleration) of the existing PXF facility agreements.
[15]	For the avoidance of doubt, we note that this only relates to disposals or distributions that result in an event of default occurring (ie those that the company makes in breach of final documentation and any agreed thresholds in final documentation).
[16]	See paragraph 15 above.
[17]	For the avoidance of doubt the new subordination agreement will be a full subordination arrangement without inclusion of the termination events contained in the existing subordination agreements and will be subject only to permitted dividends in accordance with paragraph 10 above. The relevant terms of the new subordination agreement for this purpose will be based closely on clauses 3 (other than clause 3.9), 4, 5 and 7.2 of the existing (PXF) subordination agreement and the trigger in paragraph (b)(iii) will be limited to those terms and not others.
[18]	I.e. an order for (i) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer; (ii) the suspension of payments, a moratorium of any indebtedness, winding up, dissolution or administration; or (iii) any analogous proceedings taken in any jurisdiction, all to be specified in more detail in final documentation.
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ANNEXE 3

PERMITTED CAPEX LEVEL

US$ million	2016	2017	2018	2019	2020	2021
Permitted Capex Level	601	736	751	775	836	888
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 ANNEXE 4

CONSENT FEE REDUCTION

The restructuring fees payable to the Noteholders and the PXF Lenders under paragraph 12 (the Restructuring Fees) shall be reduced in the following circumstances:

(a)	the Restructuring Fees payable to the Noteholders and the PXF Lenders (respectively) shall be reduced by an amount equal to the amount of the Initial Fee actually received by the Noteholders and the PXF Lenders (respectively);
(b)	the Restructuring Fees payable to the Noteholders and the PXF Lenders (respectively) shall be further reduced by an amount equal to the amount of the August Fee and the September Fee actually received by the Noteholders and the PXF Lenders (respectively) unless the advisers to the Noteholder Committee and the PXF Co-ordinating Committee, acting reasonably and in good faith, have jointly provided the Company with English language drafts of the First Principal Transaction Documents by 30 June 2016, the Second Principal Transaction Documents by 15 July 2016 and Third Principal Transaction Documents by 31 July 2016; and
(c)	the Restructuring Fees payable to the Noteholders and the PXF Lenders (respectively) shall be further reduced by an amount equal to 50% of the amount of the October Fee and the November Fee actually received by the Noteholders and the PXF Lenders (respectively) unless the advisers to the Noteholder Committee and the PXF Co-ordinating Committee, acting reasonably and in good faith, have jointly provided the Company with English language drafts of the Principal Transaction Documents by 31 August 2016.

For avoidance of doubt, the reductions contemplated above will apply on an aggregate basis such that the balance of the Restructuring Fees will be allocated among all Noteholders and PXF Lenders (respectively) pro rata.

For the purposes of this Annexe 4:

First Principal Transaction Documents means the Terms and Conditions for New Notes, New Notes Surety Agreement(s), New Notes Trust Deed, New Notes Agency Agreement, New PXF Facility Agreement, Shareholder Subordination Agreement(s), Intermediate Dutch Holdco Guarantee(s), Intermediate Dutch Holdco Share Pledge and Intermediate Dutch Holdco intercompany receivables assignment.

Second Note Moratorium means the second moratorium scheme for the Notes, as described in the Practice Statement Letter dated 23 May 2016.

Second Principal Transaction Documents means pro-forma versions of the New PXF Security Agreements (being a single pro forma new and/or amended Suretyship, a single pro forma Assignment Agreement, a single pro forma new and/or amended local Account Pledge Agreement, and new and/or amended MISA account pledge), a single pro forma Opco Share Pledge, a single pro forma Opco equipment pledge, a single pro forma Offshore debt service account pledge (if and only to the extent determined to be applicable in the opinion of the advisers to the PXF coordinating committee and advisers to the ad hoc committee for the Notes) and a single pro forma Opco intercompany receivables assignment.

Second Standstill Extension means the second extension of the standstill arrangements with the PXF Lenders.

Third Principal Transaction Documents means the Intercreditor Agreement.

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Principal Transaction Documents means the First Principal Transaction Documents, the Second Principal Transaction Documents and the Third Principal Transaction Documents.

Initial Fee means:

(a)	in the case of the Notes, the 5 basis point fee payable with respect to the principal amount of the Notes outstanding as at the record date for the purposes of the Second Note Moratorium; and
(b)	in the case of the PXF Facility, the 5 basis point fee payable with respect to the principal amount of PXF loans outstanding and held by Consenting PXF Lenders and as described as the “Initial Fee” in the Second Standstill Extension.

August Fee means:

(a)	in the case of the Notes, the 7.5 basis point fee payable with respect to the principal amount of the Notes outstanding as at 29 July 2016; and
(b)	in the case of the PXF Facility, the 7.5 basis point fee payable with respect to the principal amount of PXF loans outstanding and held by Consenting PXF Lenders and as described as the “August Fee” in the Second Standstill Extension.

September Fee means:

(a)	in the case of the Notes, the 7.5 basis point fee payable with respect to the principal amount of the Notes outstanding as at 31 August 2016; and
(b)	in the case of the PXF Facility, the 7.5 basis point fee payable with respect to the principal amount of PXF loans outstanding and held by Consenting PXF Lenders and as described as the “September Fee” in the Second Standstill Extension.

October Fee means:

(a)	in the case of the Notes, the 12.5 basis point fee payable with respect to the principal amount of the Notes outstanding as at 30 September 2016; and
(b)	in the case of the PXF Facility, the 12.5 basis point fee payable with respect to the principal amount of PXF loans outstanding and held by Consenting PXF Lenders and as described as the “October Fee” in the Second Standstill Extension.

November Fee means:

(a)	in the case of the Notes, the 12.5 basis point fee payable with respect to the principal amount of the Notes outstanding as at 31 October 2016; and
(b)	in the case of the PXF Facility, the 12.5 basis point fee payable with respect to the principal amount of PXF loans outstanding and held by Consenting PXF Lenders and as described as the “November Fee” in the Second Standstill Extension.
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